Filed Pursuant to Rule 433

Registration Statement No. 333-203918

Pricing Term Sheet

May 9, 2017

CHS/COMMUNITY HEALTH SYSTEMS, INC.

$900,000,000 aggregate principal amount of 6.250% Senior Secured Notes due 2023

May 9, 2017

The following information supplements the Preliminary Prospectus Supplement dated May 9, 2017 relating to the above described securities.

Issuer:	CHS/Community Health Systems, Inc.

Security Description:	6.250% Senior Secured Notes due 2023 (“Notes”). The Notes will be part of the same series as the $2,200,000,000 aggregate principal amount of 6.250% Senior Secured Notes due 2023 issued and sold by the Issuer on March 16, 2017.

Face:	$900,000,000 (upsized from $700,000,000)

Gross Proceeds:	$915,750,000, excluding interest deemed to have accrued from March 16, 2017 to, but excluding, the settlement date referred to below

Coupon:	6.250%

Maturity:	March 31, 2023

Price to Public:	101.75%, plus an additional amount equal to accrued interest from March 16, 2017 to, but excluding, the settlement date referred to below

Underwriting Discount:	1.1573%

Yield to Worst:	5.83%

Spread to Treasury (UST):	+ 389 bps

Benchmark (UST):	1.750% UST due March 31, 2022

Interest Payment Dates:	March 31 and September 30

Commencing:	September 30, 2017

Optional Redemption:	Callable, on or after the following dates, and at the following prices:
	Date	Price
	March 31, 2020	103.125%
	March 31, 2021	101.563%
	March 31, 2022 and thereafter	100.000%

Make-Whole:	Callable prior to the first call date at a redemption price of 100% plus make-whole of T+50 basis points

Equity Clawback:	Redeem until March 31, 2020 at 106.250% for up to 40.0%

Trade Date:	May 9, 2017

Settlement Date:	May 12, 2017 (T+3)

Ratings:	Moody’s Investors Service: Ba3 Standard & Poor’s Investor Ratings Services: BB-(1)

CUSIP/ISIN Numbers:	CUSIP: 12543D AY6	ISIN: US12543DAY67

Min. Allocation:	$2,000

Increments:	$1,000

Joint Book-Running Managers:	Credit Suisse, BofA Merrill Lynch, Citigroup, Credit Agricole CIB, Deutsche Bank Securities, Goldman Sachs & Co. LLC, J. P. Morgan, RBC Capital Markets, SunTrust Robinson Humphrey and Wells Fargo Securities

Co-Managers:	BBVA, Fifth Third Securities, Morgan Stanley and Scotiabank

(1)	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

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Changes to Preliminary Prospectus Supplement

1.	The aggregate principal amount of 6.250% Senior Secured Notes due 2023 to be issued in this offering has increased from $700,000,000 to $900,000,000.

2.	We intend to use the additional net proceeds from the increase referred to above for general corporate purposes, which may include the repayment of secured debt.

3.	Additional conforming changes are made throughout the Preliminary Prospectus Supplement to reflect the increased amount of Notes issued in this offering and the intended use of the net proceeds therefrom.

4.	Affiliates of Merrill Lynch, Pierce, Fenner & Smith Incorporated will receive at least 5% of the net proceeds of this offering in connection with the repayment of amounts outstanding under the Term A Facility. Accordingly, this offering is being made in compliance with the requirements of Rule 5121 of Financial Industry Regulation Authority (“FINRA”). Because Merrill Lynch, Pierce, Fenner & Smith Incorporated is not primarily responsible for managing this offering, pursuant to Rule 5121, the appointment of a qualified independent underwriter is not necessary.

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This term sheet to the Preliminary Prospectus Supplement dated May 9, 2017 (the “Preliminary Prospectus Supplement”) related to this offering of Notes should be read together with the Preliminary Prospectus Supplement, and the information incorporated by reference therein, before making an investment decision with regard to the Notes in this offering. The information in this communication supersedes the information in the Preliminary Prospectus Supplement to the extent that it is inconsistent therewith. This communication is for informational purposes only and does not constitute an offer to sell, or a solicitation of an offer to buy any security. This communication is not intended to be a confirmation as required under Rule 10b-10 of the Securities Exchange Act of 1934, as amended. A formal confirmation will be delivered to you separately. This notice shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of any Notes in any state or jurisdiction in which such offer, solicitation or sale would be unlawful. The Issuer and its parent filed a registration statement (including a prospectus and Preliminary Prospectus Supplement) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement in that registration statement and the other documents the Issuer and its parent have filed with the SEC that are incorporated by reference in the Preliminary Prospectus Supplement for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the Preliminary Prospectus Supplement if you request it by calling Credit Suisse Securities (USA) LLC toll free at 1-800-221-1037.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG EMAIL OR ANOTHER COMMUNICATION SYSTEM.

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